Pepco Holdings, Inc. and Subsidiaries
Quarter Ended June 30, 2004

| | Issued during Quarter | | | Balance at End of Quarter | | | |
| | | | | | | | |

Company	Common Stock	External Long-Term Debt	Long-Term Promissory Notes	Short-Term Promissory Notes	Money Pool Advances [1]	External Short-term Debt	Capital Contributions Received
ATE Investment, Inc.	*	*	*	*	*	*	*
Atlantic Southern Properties, Inc.	*	*	*	*	*	*	*
Conectiv Properties and Investments, Inc.	*	*	*	*	*	*	*
Atlantic City Electric Company [2]	0	120,000,000	0	0	0	77,000,000	0
PCI-BT Investing LLC [3]	*	*	*	*	*	*	*
Aircraft International Management Co. [4]	*	*	*	*	*	*	*

[1] Money pool interest rate at end of quarter = 1.47%

[2] Long-term debt issued on April 8, 2004 with maturity date of May 15, 2034.
Interest rate = 5.80%; short-term debt issued on various dates during quarter;
Weighted average interest rate = 1.336% at June 30, 2004.

[3] Note issued to Potomac Capital Investment Corporation on April 21, 2004.
Interest rate = 6.59%. Maturity date is April 21, 2014.

[4] Note issued to Potomac Capital Investment Corporation on April 21, 2004.
Interest rate = 6.69%. Maturity date is April 21, 2014.

* Confidential treatment requested.